Harvard Ave Acquisition Corporation

c/o Robinson & Cole LLP

Chrysler East Building

666 Third Avenue, 20th Floor

New York, NY 10017

VIA EDGAR

September 3, 2025

Benjamin Holt

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Harvard Ave Acquisition Corporation

Amendment No.1 to Registration Statement on Form S-1

Filed July 15, 2025

File No. 333-284826

Dear Mr. Holt:

Harvard Ave Acquisition Corporation (“we” or the “Company”) hereby provides responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission contained in the letter dated August 1, 2025, regarding the Company’s Amendment No.1 to Registration Statement on Form S-1 referenced above. Contemporaneously, the Company is filing the Amendment No.2 to the Registration Statement on Form S-1 (the “Amendment No.2”) via Edgar.

The Staff’s comments are repeated thereafter in bold and are followed by the Company’s responses. Page references in the text of this response letter correspond to the page numbers of the Amended Registration Statement. Capitalized terms used but not defined herein are used herein as defined in the Amendment No.2.

Amendment No. 1 to Registration Statement on Form S-1 filed July 15, 2025

Principal Shareholders, page 127

1.

Please revise your disclosure to reflect the Class A ordinary shares to be purchased by the sponsor in the Initial Private Placements, including the Class A ordinary shares within the private placement units and the restricted Class A ordinary shares.

Response: In response to the Staff’s comment, we revised on pages 129 and 130.

2.	We note the form of legal opinion filed as Exhibit 5.1. Please ensure the executed legal opinion is not limited to whether holders of ordinary shares are liable, solely because of security holder status, for additional assessments or calls on the security by the registrant; the opinion as to whether the shares are non-assessable should also address whether shareholders are liable to the registrant's creditors. Please refer to Section II.B.1.a of Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings (October 14, 2011).

Response: In response to the Staff’s comment, we have revised paragraph 3 of the legal opinion filed as Exhibit 5.1 to clarify that the shares to be issued would be non-assessable, and that the definition of “non-assessable” in paragraph 7 of Schedule 3 of the legal opinion has expressly provided that shareholders are not liable to the registrant's creditors except in exceptional circumstances.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ze’-ev D. Eiger of Robinson & Cole LLP, at (212) 451-2907.

Very truly yours,

By:	/s/ Sung Hyuk Lee
Sung Hyuk Lee

cc:	Ze’-ev D. Eiger, Esq.
Arila E. Zhou, Esq.
Robinson & Cole LLP